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SEC Mail Processing Section
MAR 02 2017
Washington DC
416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG Capital International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Massens 305-482-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 SE 2nd Avenue, Suite 3000	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Juan Massens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of February 28, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BERTHA CLEMENTE-DOUGLAS
MY COMMISSION # FF 996897
EXPIRES: September 27, 2020
Bonded Thru Notary Public Underwriters

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Statement of Financial Condition
Pursuant to Rule 17a-5
of the Securities and Exchange Commission
December 31, 2016

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2016

Page(s)

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of
EFG Capital International Corporation

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of EFG Capital International Corp. and its subsidiary as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, 333 SE 2nd Ave, Suite 3000, Miami, FL 33131
T: (305) 375-7400, F: (305) 375-6221, www.pwc.com

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	30,673,616
Cash segregated under federal and other regulations		2,000,000
Due from broker		1,292,961
Due from customers		9,538,785
Accounts receivable		860,233
Due from employees		518,132
Securities owned, at fair value ($100,060 escrow deposit)		100,060
Furniture, equipment and leasehold improvements, net		1,144,925
Intangible assets, net		1,674,445
Goodwill		5,896,809
Deferred tax asset, net		1,193,513
Other assets		591,905
Total assets	$	55,485,384
Liabilities and Stockholder's Equity		
Accounts payable	$	4,464,465
Due to broker		9,463,090
Due to customers		1,280,584
Accrued expenses and other liabilities		9,799,897
Subordinated loans from related party		8,000,000
Total liabilities		33,008,036
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		13,546,140
Retained earnings		8,931,198
Total stockholder's equity		22,477,348
Total liabilities and stockholder's equity	$	55,485,384

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Nature of Business

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis. The Company also introduces its customers to affiliates, who provide customers with various financial services, and is compensated under fee sharing arrangements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Revision to the 2015 Financial Statements

The financial statements as of and for the year ended December 31, 2015, not presented herein, were revised to reflect the correction of error related to Restricted Stock Units and the related impact on Taxes and Deferred Tax Assets. The correction impacted the following line items within the 2015 financial statements:

Financial Statement Line Items	As previously reported	Adjustment	As Revised
Deferred Tax Asset	713,836	49,466	763,302
Other Assets	773,068	(29,129)	743,939
Accounts Payable	2,795,355	44,607	2,839,962
Additional Paid in Capital	13,387,915	302,729	13,690,644
Retained Earnings	7,013,698	(326,999)	6,686,699
Total stockholder's equity	20,401,623	(24,270)	20,377,353
Total liabilities and stockholder's equity	44,321,361	(24,270)	44,297,091

The revision is reflected within the opening balance of Additional Paid in Capital and Retained Earnings.. This error was not material to the previously issued financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months. The Company's cash equivalents are mainly comprised of money market accounts.

Cash Segregated Under Federal and Other Regulations
The Company maintains cash segregated in a special reserve bank account for the exclusive benefit of its customers as well as in a special reserve bank account for the exclusive benefit of Brokers and Dealers; both pursuant to SEC Rule 15c3-3.

Fails to Receive/Deliver
Pursuant to SEC Rule 15c3-3, the Company records fails to receive/deliver for transactions where clearance and settlement does not occur pursuant to the agreed upon date that are to be settled by EFG Bank AG ("EFG Bank"). The Company records the fails to deliver (included in due from customers at December 31, 2016) and fails to receive (included in due to brokers at December 31, 2016) on its financial statements until the time that the transactions settle. All open transactions as of December 31, 2016 settled shortly after year-end.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded on a trade date basis. In addition, profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as described in Note 3.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation is recorded on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the excess of consideration transferred in business combinations over the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment. The annual impairment test is performed as of October 31st. A reporting unit, as defined under applicable accounting guidance, is a business segment or one level below a business segment. The reporting unit for purposes of evaluation of Goodwill is the net assets and reported operations derived from the client relationship officers and their book of business that has been retained since their acquisition in 2005.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a two-step impairment test is unnecessary. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and

comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the Company is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. Measurement of the fair values of the assets and liabilities of a reporting unit is consistent with the requirements of the fair value measurements accounting guidance, which defines fair value as an exit price, meaning the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess.

The Company has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. For the annual impairment test, management opted to bypass the qualitative assessment and perform a quantitative assessment. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

Intangible assets consist of the customer relationships acquired in 2005. These intangible assets were initially recorded at fair value, and are amortized on a straight line basis over their estimated useful lives of 3 to 15 years. Intangible assets are reviewed for impairment if events or circumstances indicate that impairment may exist. No impairment losses have been recognized on goodwill and intangible assets through December 31, 2016.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Management's analysis for the year ended December 31, 2016, revealed no impairment.

Stock-based Compensation

The Company participates in the Parent's equity incentive plan that awards Restricted Stock Units of EFG International's common stock to certain employees. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in other income or expense in the consolidated statement of operations.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax expense or benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax expense or benefit is recorded. The Company did not have any uncertain tax positions, as defined above, as of December 31, 2016.

New Accounting Pronouncements
In August of 2015, the FASB issued new guidance related to Presentation of Financial Statements-Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in this update provide guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update apply to all entities and will be effective for the annual period ending after December 15, 2016. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

In February of 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02 "Leases (Topic 842)". This amendment is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. It affects any entity that enters into a lease. This guidance is effective for fiscal years beginning after December 15, 2018 for public business entities, not-for-profit entities, and employee benefit plans that file with the SEC. For all other entities, amendments in this Update are effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating this guidance to determine the impact on its financial statements.

In March of 2016, the FASB issued Accounting Standards Update ("ASU") 2015-09 "Compensation – Stock Compensation (Topic 718)". This amendment is to identify, evaluate, and improve areas of US GAAP for which cost and complexity can be reduced and simplified. This guidance is effective for annual periods beginning after December 15, 2016 for public business entities. For all other entities, amendments in this update are effective for annual periods beginning after December 15, 2017. The Company is currently evaluating this guidance to determine the impact on its financial statements.

3. Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by US GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. Accordingly, the degree of judgment exercised in determining fair value is greater for instruments in this category.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2016, the Company held a U.S. Treasury Bill with fair value measurements classification as a level 1 with a fair market value of $100,060.

Level 1 Valuation Techniques

The fair value measurements of the U.S. Treasury security is classified as level 1 of the fair value hierarchy, as it is based on quoted market prices in active markets.

As of December 31, 2016, the Company did not have any financial instruments classified as either Level 2 or Level 3.

4. Cash Segregated Under Federal Regulations

As of December 31, 2016 $1,500,000 of cash was segregated in a special reserve bank account for the exclusive benefit of customers as well as $500,000 of cash segregated in a special reserve bank account for the exclusive benefit of Brokers and Dealers; both under SEC Rule 15c3-3.

5. Securities Owned, at Fair Value

At December 31, 2016 securities owned consists of the following:

U.S. Treasury Bills	$	100,060
	$	100,060

The Company's securities owned are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

6. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2016:

	Useful Lives (in years)		
Furniture	5	$	1,301,347
Equipment	3 - 5		4,554,906
Leasehold improvements	3 - 7		2,682,741
Artwork	Indefinite		74,445
			8,613,439
Less: Accumulated depreciation			(7,468,514)
		$	1,144,925

7. Intangible Assets, Net

Intangible assets consist of the following at December 31, 2016:

	Useful Lives (in years)		
Customer relationships	15	$	6,800,000
Broker-dealer license	-		50,000
			6,850,000
Less: Accumulated amortization			(5,175,555)
		$	1,674,445

8. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2016:

Assets		
Cash and cash equivalents	$	314,462
Accounts receivable		513,372
Due from employees		518,132
Total assets		1,345,966
Liabilities		
Accounts payable		933,400
Accrued expenses and other liabilities		106,641
Subordinated loans		8,000,000
Total liabilities		9,040,041

As of December 31, 2016, the Company held cash at EFG Bank and at EFG Bank & Trust (Bahamas) Ltd in the amounts of $186,732 and $127,730, respectively, as a result of revenue

generating and intercompany transactions during the year then ended. These balances are included in cash and cash equivalents in the accompanying statement of financial condition.

As of December 31, 2016, the Company had various balances due from related party entities including EFG Bank & Trust (Bahamas) for $256,107, EFG Capital Advisors Inc. for $205,574, and various other entities for a combined total of $51,691, as a result of various intercompany transactions, as of the year then ended. These balances are included in accounts receivable in the accompanying statement of financial condition.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2016, due from employees amounted to $518,132.

As of December 31, 2016, the Company had various balances due to related party entities including EFG Capital Services LLC of $237,040, EFG Capital Holdings of $294,363, EFG Bank AG of $198,489, and EFG Asset Management (Americas) of $203,508 as a result of intercompany transactions occurring during the year then ended. This balance is included in accounts payable in the accompanying statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International in September 2005. In September 2016, the SLA maturity was extended to September 30, 2018. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 5.16% per annum, of which was previously an interest rate of 4.35% per annum. As of December 31, 2016, the Company has accrued interest related to the SLA for $106,641. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. It is the Company's intention to renew the SLA before it becomes due.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit with a limit of $5 million. On September 2016, the RSLA credit period was extended to expire on September 30, 2019. As of December 31, 2016, the RSLA has no outstanding balance.

9. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by Pershing, a third party clearing organization, and EFG Bank, an affiliate. Pursuant to the Company's agreement with Pershing, the Company is required to maintain $100,000 in security escrow deposit. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign financial institutions. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees
The Company applies the provisions of the FASB's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2016, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2016. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

10. Commitments and Contingencies

Leases
The Company rents office premises and telecommunications equipment under non-cancelable operating lease agreements. The Company currently has offices in Miami and Peru.

Lease obligations under the above-mentioned agreements as of December 31, 2016 are as follows:

Year	
2017	2,097,138
2018	2,160,064
2019	2,224,705
2020	2,291,483
2021	2,347,589
2022 and thereafter	4,621,210
	$ 15,742,189

Concentration of Credit Risk
The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Legal Matters
During the year ended December 31, 2016 and through the date these consolidated financial statements were available for issuance, the Company was not involved in any legal proceedings, claims, or litigation that in the opinion of management, will result in a material adverse effect on its financial position.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate

Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2016, the Company had net capital (as defined) of $18,040,065, which was $16,373,791 in excess of that required. The Company's net capital ratio was 1.39 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $18,000 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan.

13. Stock Based Plans

Since 2009, the Company has participated in the Parent's Restricted Stock Units (RSU's) equity incentive plan which provides RSU awards to the employees of the Company as part of EFG International's equity incentive plan. Effectively, EFG International would grant RSU's to Parent, who would subsequently grant to the Company's employees. After a three year vesting period, EFG International transfers the shares to Parent which concurrently would transfer to the Company's employees. Effective 2012, the Company and the Parent no longer participated in the EFG International equity incentive plan, but the Company will continue to participate in Parent's own equity incentive plan that mirrors the EFG International plan and is paid to the employees with EFG International shares. EFG International has committed to provide the Parent on an ongoing basis the shares required to settle the RSU awards with the Company's employees at the end of each vesting period in exchange nominal cash and equity consideration from the Parent for shares granted in subsequent years.

The value of the awards are based on the Stock Price of EFGI at the time of the grant. The compensation costs associated with the RSUs are amortized over a 3 year vesting period. There were 938,247 RSUs granted for the year ended December 31, 2016 and there were 1,219,064 unvested RSUs as of December 31, 2016.

The RSU incentive awards under the above-mentioned plan as of December 31, 2016 are as follows:

Year granted	Fair value at grant date as revised	Dec. 31, 2015 unamortized as revised	Current year grants	Current year forfeitures	Current year amortization	Dec. 31, 2016 unamortized
2013	2,339,425	176,970	-	-	(176,970)	-
2014	1,344,073	531,357	-	-	(424,257)	107,100
2015	4,683,552	3,393,753	-	(276,195)	(1,429,786)	1,687,772
2016	4,651,253	-	4,651,253	(85,187)	(1,509,649)	3,056,417
		$ 4,102,080	$ 4,651,253	$ (361,382)	$ (3,540,662)	$ 4,851,289

14. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

15. Income Taxes

At December 31, 2016, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets	
Accrued bonus and compensation	$ 1,704,534
Accrued interest to Parent	40,129
Other	3,881
	1,748,544
Deferred tax liabilities	
Goodwill	(246,804)
Intangible assets	(182,927)
Fixed assets	(122,163)
	(551,894)
Valuation allowance	(3,137)
Net deferred tax asset	$ 1,193,513

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and

projected future taxable income. The Company believes that it is more likely than not that the tax benefit will be realized.

Temporary difference of $681,363 relates primarily to a 2005 acquisition and will reverse upon sale, amortization, or other liquidation.

16. Subsequent Events

The Company considered subsequent events through February 28, 2017, the date the financial statement was available to be issued, noting no events warranting disclosure or adjustments to the financial statements.

****

pwc

Report of Independent Certified Public Accountants

To Board of Directors of EFG Capital International Corp.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by EFG Capital International Corp. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of EFG Capital International Corp. for the year ended December 31, 2016, solely to assist the specified parties in evaluating EFG Capital International Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for EFG Capital International Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment of $38,467 dated July 27, 2016 was agreed to wire transfer number 006210 dated July 28, 2016 noting no differences and payment of $44,381 dated February 14, 2017 was agreed to wire transfer number 39630894 dated February 14, 2016, noting no differences and a payment of $231 dated February 27, 2017 was agreed to wire transfer number 39804168, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2016, to the Total revenue amount of $69,304,919 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016, noting a difference of $27,614 which, the Accounting Manager, represents as non-securities related to consolidation effect of a subsidiary.

3. Compared any adjustments reported on page 2, items 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deduction on line 2c (1), Revenue from the distribution of shares of a registered open end investment company in the amount of $5,536,471 to the SIPC net operating revenues and general assessment worksheet for the year ended December 31, 2016, provided by the Accounting Manager, noting no differences.

    b. Compared deduction on line 2c (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions in the sum of $889,988

to the general ledger account number 52109 for the year ended December 31, 2016, noting no differences.

c. Compared deduction on line 2c (6), 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury Bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, in the amount of $26,655, to the SIPC net operating revenues and general assessment worksheet for the year ended December 31, 2016, provided by the Accounting Manager, noting no differences.

d. Compared deduction on line 2c(8), Other revenue not related either directly or indirectly to the securities business, in the amount of $29,252,556, to the sum of 7 general ledger accounts (account numbers 52027, 52029, 52030, 62641, 62644, 62812 and 62816) for the year ended December 31, 2016, provided by the Accounting Manager, noting no differences.

e. Compared deduction on line 2c(9), Total interest and dividend expense in the amount of $394,984 to the sum of 3 general ledger accounts (account numbers 50000, 50001, and 50050) for the year ended December 31, 2016, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $33,193,132 and $82,848, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the deduction on line 2c(1), Revenue from the distribution of shares of a registered open end investment company in the SIPC net operating revenues and general assessment worksheet provided by the Accounting Manager for the year ended December 31, 2016, in the amount of $5,536,471, noting no differences.

   c. Recalculated the mathematical accuracy of the deduction on line 2c(6), 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury Bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, in the amount of $26,655, noting no differences.

   d. Recalculated the mathematical accuracy of the deduction on line 2c(8), Other revenue not related either directly or indirectly to the securities business, general ledger accounts 52027, 52029, 52030, 62641, 62644, 62812 and 62816 of $29,252,556, noting no differences.

   e. Recalculated the mathematical accuracy of the deductions on line 2c(9)(i), Total interest and dividend expense general ledger accounts 50000, 50001, and 50050 of $394,984, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of EFG Capital International Corp., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Miami, Florida
February 28, 2017